SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Treehouse Foods, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89469A104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

This filing is a restatement of Amendment No. 3 (as defined below).

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,153,415 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,153,415 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,153,415 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON WENDY BECK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,220 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,220 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,220 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON CHRIS SLIVA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,200 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,200 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company (“JANA”), (ii) Wendy Beck (“Ms. Beck”) and (iii) Chris Sliva (“Mr. Sliva” and together with Ms. Beck, the “2022 Nominees”, and the 2022 Nominees together with JANA, the “Reporting Persons”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 1330 Avenue of the Americas, 31st Floor, New York, New York 10019. The principal business address of each of the 2022 Nominees is c/o JANA Partners LLC, 1330 Avenue of the Americas, 31st Floor, New York, New York 10019.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Ms. Beck is serving as a corporate director after previously serving as Chief Financial Officer of Norwegian Cruise Lines Holdings Ltd. and Domino’s Pizza, Inc. The principal business of Mr. Sliva is serving as a Founder of Odyssey Consulting after previously serving as President & Chief Executive Officer of AdvancePierre Foods Holdings, Inc. and President & Chief Operating Officer of the Issuer.

(d) None of the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. Each of the Principal and each 2022 Nominee is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 5,153,415 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $212.7 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Ms. Beck used a total of approximately $89,000 in the aggregate to acquire the 2,220 Shares reported herein as beneficially owned by her.

Mr. Sliva used a total of approximately $169,000 in the aggregate to acquire the 4,200 Shares reported herein as beneficially owned by him.

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA has had, and intends to continue to have, constructive discussions with the Issuer’s board of directors (the “Board”) and management regarding avenues to resolve the Issuer’s undervaluation and total stockholder return, including evaluating a sale of the Issuer, operations, capital allocation, changes to the composition of the Board, corporate governance and compensation practices. The Reporting Persons expect to have additional discussions with the Issuer’s management and Board, stockholders and other interested parties relating to such matters.

JANA has entered into the December 2021 Nominee Agreement with each of the 2022 Nominees as described in Item 6 of this Schedule 13D, with such Item 6 incorporated by reference into this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 55,784,075 Shares outstanding as of October 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 8, 2021.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 5,153,415 Shares, representing approximately 9.2% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Beck may be deemed to beneficially own 2,220 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Sliva may be deemed to beneficially own 4,200 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the December 2021 Nominee Agreement (as defined in Item 6 below), JANA, Ms. Beck and Mr. Sliva may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 5,159,835 Shares, representing approximately 9.2% of the outstanding Shares. Ms. Beck expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and Mr. Sliva. Mr. Sliva expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and Ms. Beck. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of the 2022 Nominees.

(b) JANA has sole voting and dispositive power over the 5,153,415 Shares, which power is exercised by the Principal. Ms. Beck has sole voting and dispositive power over the 2,220 Shares beneficially owned by her. Mr. Sliva has sole voting and dispositive power over the 4,200 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit G hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Each 2022 Nominee has entered into a nomination agreement (collectively, the “December 2021 Nominee Agreement”) with an affiliate of JANA substantially in the form attached as Exhibit H to this Schedule 13D whereby the 2022 Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”). Pursuant to the December 2021 Nominee Agreement, a JANA affiliate has agreed to pay the costs of soliciting proxies in connection with the 2022 Annual Meeting, and to defend and indemnify the 2022 Nominees against, and with respect to, any losses that may be incurred by the 2022 Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each of the 2022 Nominees shall receive compensation under the December 2021 Nominee Agreement in the amount of $90,000, and an additional $175,000 in the event of his or her appointment or election. Each of the 2022 Nominees agreed to hold Shares with a market-value equal to $265,000 (adjusted for taxes) as of the date of his or her election or appointment, subject to certain exceptions, until the later of when he or she is no longer a director of the Issuer and three years (subject to certain exceptions). The foregoing summary of the December 2021 Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of December 2021 Nominee Agreement, a copy of which is attached as Exhibit H and is incorporated by reference herein.

Except as otherwise set forth herein, and the joint filing agreement attached hereto as Exhibit I, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit G:	Transactions in the Shares of the Issuer During the Last 60 Days
Exhibit H:	Form of December 2021 Nominee Agreement
Exhibit I:	Joint Filing Agreement, dated December 30, 2021

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Wendy Beck
WENDY BECK

/s/ Chris Sliva
CHRIS SLIVA

EXHIBIT G

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Ms. Beck

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

12/29/2021	2,220	40.36

Mr. Sliva

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

12/28/2021	4,200	40.24

EXHIBIT H

AGREEMENT

This Nomination Agreement (the “Agreement”) is by and between JANA Special Situations Management, LP (“JANA,” “we” or “us”) and [●] (“you”).

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of a JANA affiliate (the “Nominating Party”) which nominees shall stand for election as directors of TreeHouse Foods, Inc. (“THS”) in connection with a proxy solicitation (the “Proxy Solicitation”) which may be conducted in respect of the 2022 annual meeting of stockholders of THS (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means. You further agree to serve as a director of THS if so elected or appointed. JANA agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation. JANA also agrees on behalf of the Nominating Party to pay you, (i) $90,000 within three (3) business days of the date hereof and (ii) in the event that you are elected or appointed as a director of THS, $175,000 within three (3) business days of such election or appointment, provided that to the extent that you do not own on the date of such election or appointment shares of common stock of THS (“Shares”) with a market value (based on the closing price of the Shares on the date of such election or appointment) equal to at least the estimated after-tax proceeds of $265,000 (assuming a combined federal, state and city tax rate of 45%, rounded to the nearest whole dollar), you agree to purchase an amount of Shares with a market value (based on the closing price of the Shares on the date of such election or appointment) equivalent to or greater than such after-tax amount within twenty (20) business days of receipt of such payment (or such longer period as may be required to comply with any legal or regulatory requirements or policies of the Board). You agree to hold any Shares purchased by you in accordance with this paragraph (and any other Shares purchased by you which were taken into account in satisfying the share ownership obligation set forth in the prior sentence) until at least the later of (A) the first date as of which you are no longer a director of THS and (B) three (3) years from the date of such appointment or election (or if earlier, the date of the consummation of any merger or sale of THS which has been approved if applicable by the Board and the holders of the requisite number of Shares).

JANA agrees on behalf of the Nominating Party that JANA will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of THS on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, JANA is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of THS, if you are elected. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the JANA Questionnaire (as defined below) or otherwise in connection with the Proxy Solicitation. You shall promptly notify JANA in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims; provided, however, that any failure by you to notify JANA of any claim shall not relieve JANA of any liability which JANA may have to you except only to the extent that any such delay in giving of failure to give notice as required materially prejudices the defense of such claim. In addition, upon your delivery of notice with respect to any such claim, JANA shall promptly assume control of the defense of such claim with counsel chosen by JANA and shall advise you of the progress thereof and all significant actions proposed. JANA shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, JANA may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of JANA in this agreement in a court of competent jurisdiction, or to recover damages for breach of this agreement, JANA will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of THS if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of THS. Accordingly, JANA is relying upon your agreement to serve on the Slate and, if elected, as a director of THS. In that regard, you may be supplied with a questionnaire (the “JANA Questionnaire”) in which you will provide JANA with information necessary for the Nominating Party to make appropriate disclosure to THS and to use in creating the proxy solicitation materials to be sent to stockholders of THS and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation. In the event that the Nominating Party files with the Securities and Exchange Commission any proxy solicitation materials, the Nominating Party agrees to provide you with an opportunity to comment on those sections of the proxy solicitation materials that relate to any personal information concerning you contained in such materials.

You agree that (i) upon request you will promptly complete, sign and return the JANA Questionnaire, (ii) your responses in the JANA Questionnaire will be, to the best of your knowledge, true, complete and correct in all respects, and (iii) you will provide any additional information as may be reasonably requested by JANA. In addition, you agree that upon our request you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of THS and, if elected, consent to serving as a director of THS. Upon being notified that you have been chosen, we and the Nominating Party may forward your consent and completed JANA Questionnaire (or summary thereof), to THS, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to THS or the Proxy Solicitation without the prior approval of JANA; and (iii) you will not agree to serve, or agree to be nominated to stand for election by THS or any other stockholder of THS (other than JANA), as a director of THS without the prior approval of JANA.

In addition to the purchases of Shares required by the second paragraph above, you or your affiliates may invest in securities of THS. With respect to any such purchases during the term of this agreement, (i) you agree to consult with JANA and provide necessary information so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto. With respect to any such purchases made pursuant to this paragraph you agree on behalf of yourself and your affiliates not to dispose of any such securities prior to the termination of this agreement.

Each of us recognizes that should you be elected or appointed to the Board of Directors of THS all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to THS and to the stockholders of THS and, as a result, that there is, and can be, no agreement between you and JANA that governs the decisions which you will make as a director of THS.

This agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Board of Directors of THS or (iii) the termination of the Proxy Solicitation, provided, however, that the first, second, third, your confidentiality obligations in the sixth, eighth, and tenth paragraphs of this agreement shall survive such termination.

This agreement sets forth the entire agreement between JANA and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by JANA and you. Any prior agreements with respect to this subject matter are hereby terminated. This agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

[Signature Page Follows]

Agreed to as of the date both parties have signed:

JANA SPECIAL SITUATIONS MANAGEMENT, LP

By:
Name:
Title:
Date:

NOMINEE

Date:

EXHIBIT I

Joint Filing Agreement, dated December 30, 2021

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: December 30, 2021

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Wendy Beck
WENDY BECK

/s/ Chris Sliva
CHRIS Sliva